Exhibit 99.3

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2023

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended March 31,
	2023	2022
Revenue	€70,475	€67,708
Revenue from related party	40,561	33,930
Total revenue	111,036	101,638

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	3,163	2,979
Selling and marketing, including related party (1)(2)(3)	70,066	59,323
Technology and content, including related party (1)(2)(3)	12,461	13,574
General and administrative, including related party (1)(2)(3)	10,553	30,571
Amortization of intangible assets (2)	33	34
Operating income/(loss)	14,760	(4,843)

Other income/(expense)
Interest expense	(3)	(15)
Interest income	960	98
Other, net	(157)	134
Total other income/(expense), net	800	217

Income/(loss) before income taxes	15,560	(4,626)
Expense for income taxes	5,536	6,070
Income/(loss) before equity method investment	10,024	(10,696)
Loss from equity method investment	(136)	—
Net income/(loss)	€9,888	€(10,696)

Earnings per share available to common stockholders:
Basic	€0.03	€(0.03)
Diluted	0.03	(0.03)
Shares used in computing earnings per share:
Basic	342,228	359,277
Diluted	352,679	359,277

	Three months ended March 31,
	2023	2022
(1) Includes share-based compensation as follows:
Cost of revenue	€33	€41
Selling and marketing	60	202
Technology and content	314	636
General and administrative	2,224	2,254

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€—	€6
Amortization of internal use software and website development costs included in technology and content	763	1,087
Amortization of internal use software costs included in general and administrative	—	57
Amortization of acquired technology included in amortization of intangible assets	33	34

(3) Includes related party expense as follows:
Selling and marketing	€12	€46
Technology and content	402	6
General and administrative	24	1
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended March 31,
	2023	2022
Net income/(loss)	€9,888	€(10,696)
Other comprehensive income/(loss):
Currency translation adjustments	(2)	12
Total other comprehensive income/(loss)	(2)	12
Comprehensive income/(loss)	€9,886	€(10,684)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of March 31, 2023	As of December 31, 2022
Current assets:
Cash and cash equivalents	€256,746	€248,584
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €1,061 and €418 at March 31, 2023 and December 31, 2022, respectively	28,439	25,679
Accounts receivable, related party	26,762	24,432
Short-term investments	40,000	45,000
Tax receivable	692	498
Prepaid expenses and other current assets	7,122	8,669
Total current assets	360,103	353,204

Property and equipment, net	12,704	13,075
Operating lease right-of-use assets	44,198	45,028
Investments and other assets	8,689	8,409
Intangible assets, net	89,916	89,949
Goodwill	181,927	181,927
TOTAL ASSETS	€697,537	€691,592

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€19,892	€19,941
Income taxes payable	5,930	12,325
Deferred revenue	1,587	1,689
Payroll liabilities	3,028	2,454
Accrued expenses and other current liabilities	10,103	8,675
Operating lease liability	4,527	4,538
Total current liabilities	45,067	49,622

Operating lease liability	40,167	40,729
Deferred income taxes	29,324	30,050
Other long-term liabilities	8,735	9,455

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, Shares issued: 125,081,309 and 124,305,225, respectively Shares outstanding: 105,081,309 and 104,305,225, respectively	7,505	7,458
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 237,476,895 and 237,476,895 shares issued and outstanding, respectively	142,486	142,486
Treasury stock at cost - Class A shares, 20,000,000 and 20,000,000 shares, respectively	(19,960)	(19,960)
Reserves	866,562	863,987
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	52	54
Accumulated deficit	(544,708)	(554,596)
Total stockholders' equity	574,244	561,736
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€697,537	€691,592
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three Months Ended March 31, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2023	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net income					9,888			9,888
Other comprehensive loss (net of tax)						(2)		(2)
Share-based compensation expense				2,631				2,631
Issued capital, options exercised, net	47			(56)				(9)
Balance at March 31, 2023	€7,505	€142,486	€(19,960)	€866,562	€(544,708)	€52	€122,307	€574,244

Three months ended March 31, 2022	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2022	€5,802	€157,178	€—	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss					(10,696)			(10,696)
Other comprehensive income (net of tax)						12		12
Share-based compensation expense				3,133				3,133
Conversion of Class B shares	72	(720)		648				—
Issued capital, options exercised, net	60			(21)				39
Balance at March 31, 2022	€5,934	€156,458	€—	€839,599	€(438,074)	€48	€122,307	€686,272

See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended March 31,
	2023	2022
Operating activities:
Net income/(loss)	€9,888	€(10,696)
Adjustments to reconcile net income/(loss) to net cash provided by:
Depreciation (property and equipment and internal-use software and website development)	1,139	1,703
Amortization of intangible assets	33	34
Share-based compensation	2,631	3,133
Deferred income taxes	(726)	(412)
Foreign exchange gain	(305)	(332)
Expected credit losses, net	650	(62)
Gain on disposal of fixed assets	(1)	(3)
Loss from equity method investment	136	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	(5,753)	(16,024)
Prepaid expenses and other assets	1,119	2,081
Accounts payable	(51)	6,408
Payroll liabilities	574	398
Accrued expenses and other liabilities	1,025	28,844
Deferred revenue	(102)	(224)
Taxes payable/receivable, net	(6,607)	(2,745)
Net cash provided by operating activities	3,650	12,103

Investing activities:
Proceeds from sales and maturities of investments	5,000	—
Capital expenditures, including internal-use software and website development	(750)	(1,057)
Proceeds from sale of fixed assets	1	3
Net cash provided by/(used in) investing activities	4,251	(1,054)

Financing activities:
Proceeds from exercise of option awards	24	39
Repayment of other non-current liabilities	(13)	(43)
Net cash provided by/(used in) financing activities	11	(4)

Effect of exchange rate changes on cash	250	1,305
Net increase in cash, cash equivalents and restricted cash	8,162	12,350
Cash, cash equivalents and restricted cash at beginning of the period	248,926	256,719
Cash, cash equivalents and restricted cash at end of the period	€257,088	€269,069

Supplemental cash flow information:
Cash paid for interest	€3	€15
Cash received for interest	816	98
Cash paid for taxes, net of (refunds)	12,678	2,788
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. Beginning in 2020, we began to offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of March 31, 2023, Expedia Group’s ownership interest and voting interest in trivago N.V. is 61.0% and 84.3%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2022 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2022, previously filed with the Securities and Exchange Commission (“SEC”).
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of goodwill and indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three months ended March 31, 2023 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2022, except as updated below.
Adoption of new accounting pronouncements
Measurement of Credit Losses on Financial Instruments. As of January 1, 2023, we have prospectively adopted ASU 2022-02 which expands certain disclosure requirements for public business entities to include the current-period gross write-offs by year of origination for financing receivables and net investment in leases. Past due trade receivables written off that originate from prior periods are typically not material. The adoption of this new guidance did not have a material impact to our unaudited condensed consolidated financial statements.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 37% of total revenues for the three months ended March 31, 2023, compared to 33% in the same period in 2022. Expedia Group and its affiliates represents 48% and 49% of total accounts receivable as of March 31, 2023 and December 31, 2022, respectively.
Booking Holdings and its affiliates represent 42% of total revenues for the three months ended March 31, 2023, compared to 45% in the same period in 2022. Booking Holdings and its affiliates represent 30% of total accounts receivable as of both March 31, 2023 and December 31, 2022.
Deferred revenue
As of December 31, 2022, the deferred revenue balance was €1.7 million, €0.8 million of which was recognized as revenue during the three months ended March 31, 2023.

Note 3: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of March 31, 2023	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€124,000	€—	€124,000
Short-term investments:
Term deposits	40,000	—	40,000
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€165,351	€—	€165,351

As of December 31, 2022	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€159,000	€—	€159,000
Short-term investments:
Term deposits	45,000	—	45,000
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€205,351	€—	€205,351
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. This is included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the new campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 4: Prepaid expenses and other current assets

(in thousands)	March 31, 2023	December 31, 2022
Prepaid advertising	€3,083	€6,284
Other prepaid expenses	3,663	2,035
Other assets	376	350
Total	€7,122	€8,669
In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The first three contractual installment payments under this agreement have been paid. As of March 31, 2023, €2.1 million has been included within prepaid advertising in the above table compared to €4.3 million as of December 31, 2022.

Note 5: Property and equipment, net
The following table is a summary of property, equipment, and accumulated depreciation as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
(in thousands)
Building and leasehold improvements	€6,865	€6,865
Capitalized software and software development costs	29,424	28,867
Computer equipment	15,901	15,916
Furniture and fixtures	3,067	3,045
Subtotal	€55,257	€54,693
Less: accumulated depreciation	43,282	42,175
Construction in process	729	557
Property and equipment, net	€12,704	€13,075

Note 6: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended March 31,
(in thousands)	2023	2022
Cost of revenue	€33	€41
Selling and marketing	60	202
Technology and content	314	636
General and administrative	2,224	2,254
Total share-based compensation expense	€2,631	€3,133

Share-based award activity
The following table presents a summary of our share option activity for the three months ended March 31, 2023:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2023	27,357,798	2.30	10	23,179
Granted	—	—
Exercised	409,243	0.06
Cancelled	1,118,605	2.13
Balance as of March 31, 2023	25,829,950	2.32	10	24,094
Exercisable as of March 31, 2023	17,724,324	3.27	12	14,659
The following table summarizes information about share options vested and expected to vest as of March 31, 2023:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	24,576,209	2.43	10	22,424
Currently Exercisable	17,279,060	3.35	12	14,066
The following table presents a summary of our restricted stock units (RSUs) for the three months ended March 31, 2023:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2023	2,972,024	1.94	6
Granted	1,246,137	1.64
Vested	391,568	1.73
Cancelled	293,635	2.15
Balance as of March 31, 2023	3,532,958	1.84	6

Note 7: Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.
Income tax expense was €5.5 million in the first quarter of 2023, compared to €6.1 million in the same period in 2022. The total weighted average tax rate was 31.3%, which was mainly driven by the German statutory tax rate of approximately 31.2%. Our effective tax rate for the first quarter of 2023 was 35.6%, compared to (131.2)% in the same period in 2022. The difference in effective tax rate in the quarter ended March 31, 2023 compared to the same period in 2022 is primarily attributable to discrete items recognized in the comparative period in 2022 related to a penalty and applicant's cost award pursuant to a court ruling in the prior year. The difference between the weighted average tax rate of 31.3% and the effective tax rate of 35.6% in the first quarter of 2023 is primarily attributable to share-based compensation expense, which is non-deductible for tax purposes.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.3 million as of March 31, 2023. A liability of €8.5 million for these tax benefits is presented under other long term and €0.8 million as other current liabilities in the unaudited condensed consolidated financial statements.

Note 8: Stockholders' equity
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. Each Class B share is convertible into one Class A share at any time by the holder. The share premium derived from the conversion is recognized within reserves. As of March 31, 2023, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of March 31, 2023, had an ownership interest and voting interest of 8.3% and 11.5%, respectively.
During the three months ended March 31, 2023 and 2022, nil and 1,200,000, respectively, Class B shares were converted into Class A shares.
On March 1, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's ADSs, each representing one Class A share. On March 7, 2022, the Company entered into a stock repurchase program which expired on May 30, 2022. No stock repurchases were made under this agreement. On May 31, 2022, the Company entered into another stock repurchase program which expired on July 29, 2022. During the year ended December 31, 2022, the Company reacquired 205,457 Class A common shares on the open market at fair market value. The shares of stock purchased under the buyback program were held as treasury shares until they were all reissued to settle RSU awards vesting from our share-based compensation awards during the fourth quarter of 2022.

In November 2022, the Company acquired 20,000,000 Class A shares from Peter Vinnemeier valued at €19.9 million, which includes a foreign exchange gain of €0.6 million resulting from the fluctuation of the USD exchange rate between the trade and cash settlement dates. The shares are held as treasury shares as of March 31, 2023.

Note 9: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended March 31,
(€ thousands, except per share data)	2022	2021
Numerator:
Net income/(loss)	€9,888	€(10,696)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	342,228	359,277
Diluted	352,679	359,277

Net income/(loss) per share:
Basic	€0.03	€(0.03)
Diluted	0.03	(0.03)
For the three months ended March 31, 2022, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 10: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions, pursuant to which powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €40.6 million for the three months ended March 31, 2023, compared to 33.9 million in the same period in 2022. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 37% of our total revenue for the three months ended March 31, 2023, compared to 33% in the same period in 2022.
For the three months ended March 31, 2023 and 2022, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of March 31, 2023 and December 31, 2022 were €26.7 million and €24.4 million, respectively.
UBIO Limited
On November 28, 2022, we entered into a commercial agreement with UBIO Limited, an equity method investment, to increase the number of directly bookable rates available on our website. The services will be provided for a period of 12 months. For the three months ended March 31, 2023, our operating expenses include €0.4 million related to this commercial agreement.

Note 11: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three months ended March 31, 2023 and 2022. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended March 31, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€51,857	€40,535	€16,921	€—	€109,313
Subscription revenue	—	—	—	706	706
Other revenue	—	—	—	1,017	1,017
Total revenue	€51,857	€40,535	€16,921	€1,723	€111,036
Advertising Spend	32,445	22,906	9,622	—	64,973
ROAS contribution	€19,412	€17,629	€7,299	€1,723	€46,063
Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,163
Other selling and marketing, including related party (1)					5,093
Technology and content, including related party					12,461
General and administrative, including related party					10,553
Amortization of intangible assets					33
Operating income					€14,760
Other income/(expense)
Interest expense					(3)
Interest income					960
Other, net					(157)
Total other income/(expense), net					€800
Income before income taxes					€15,560
Expense for income taxes					5,536
Income before equity method investment					€10,024
Loss from equity method investment					(136)
Net income					€9,888
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended March 31, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€43,523	€43,714	€11,210	€—	€98,447
Subscription revenue	—	—	—	1,067	1,067
Other revenue	—	—	—	2,124	2,124
Total revenue	€43,523	€43,714	€11,210	€3,191	€101,638
Advertising Spend	24,652	23,686	5,201	—	53,539
ROAS contribution	€18,871	€20,028	€6,009	€3,191	€48,099
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,979
Other selling and marketing, including related party (1)					5,784
Technology and content, including related party					13,574
General and administrative, including related party					30,571
Amortization of intangible assets					34
Operating loss					€(4,843)
Other income/(expense)
Interest expense					(15)
Interest income					99
Other, net					133
Total other income/(expense), net					€217
Loss before income taxes					€(4,626)
Expense for income taxes					6,070
Net loss					€(10,696)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 12: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 67,197 Class A shares were issued as a result of options exercised and RSUs released.